Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

March 2, 2006	Release 08-06

EUROZINC ANNOUNCES RECORD FISCAL 2005

AND FOURTH QUARTER RESULTS

All dollar amounts are expressed in US dollars unless otherwise noted

Vancouver, British Columbia: - EuroZinc Mining Corporation (“EuroZinc” or “the Company”) today announced financial results for the fourth quarter and year ending December 31, 2005. Colin K. Benner, Vice Chairman and CEO of EuroZinc commented that, “The investment in Neves-Corvo has been significant for EuroZinc. In the 18 months the Company has owned the Neves-Corvo mine we have repaid almost the entire amount of the acquisition debt, all monies borrowed to acquire the price participation rights and are now accumulating cash. The mine operated in 2005 at production levels beyond what was believed achievable in our due diligence. The operating costs in the mine have remained constant despite inflationary pressures, and the robust copper price has made an extraordinary contribution to our balance sheet, as it has to others in the copper business. The timeliness of the acquisition of Neves-Corvo and the quality of the asset has exceeded the expectations of many. We believe the continued strong copper market, and the addition of zinc production in the near term in a strong zinc market bodes well for the future of the Company and for its shareholders.”

Highlights for 2005 and Fourth Quarter

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Achieved record revenue of $314.9 million on sales of 203.7 million pounds of copper for the year and $97.5 million on sales of 48.1 million pounds for the fourth quarter;

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Achieved record net earnings of $88.3 million or US$0.17 (Cdn$0.20) per share for the year and $27.8 million or US$0.05 (Cdn$0.06) for the fourth quarter;

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Generated cash flow from operations, before working capital changes, of $131.4 million or US$0.25 (Cdn$0.30) per share for the year and US$0.09 (Cdn$0.10) for the fourth quarter;

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Initiated an aggressive $10 million exploration program in Portugal;

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Repaid $86.3 million of debt in 2005;

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Strengthened the balance sheet by reducing the net debt to equity ratio to 7% at the 2005 year end from 73% at the beginning of the year;

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Purchased the balance of the vendors’ price participation rights in 2005 and repaid the related loan in eight months;

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Listed on the American Stock Exchange.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

March 2, 2006 News Release	Page 2

“We are both pleased and proud of our first full year of work as a new team in Portugal and in EuroZinc,” said João Carrêlo, Managing Director of Somincor, EuroZinc’s wholly owned subsidiary that owns the Neves-Corvo mine.  Mr. Carrêlo added, “This was our first full year as a mine operating entity in Portugal, managing Europe’s second largest copper mine. The management and employees of Neves-Corvo achieved a 14 percent improvement, year over year, in tonnes mined and an 8 percent improvement in tonnes milled, and did so with no additional manpower, equipment or change in the working schedules.”

The Company’s unaudited consolidated financial statements, related notes, and the Company’s management discussion and analysis for the three months and year ended December 31, 2005 are available on the Company’s website at www.eurozinc.com. Additional information related to EuroZinc such as the restated audited consolidated financial statements for the year ended December 31, 2004, the Annual Information Form, and the Management Information Circular are also available on the Company’s website or on the SEDAR website at www.sedar.com.

EuroZinc will hold an investor conference call to discuss the Fourth Quarter 2005 Financials today at 11:00 AM Pacific Standard Time (2:00 PM Eastern Standard Time). To participate in the conference call please dial, toll free in North America 1-866-322-8798, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio web cast of the conference call will be available on EuroZinc’s website. Replays of the conference call will be available for four days, toll free at 1-888-562-2825 or 402 220-7740 within the Toronto area or internationally (Passcode: 5879867). The web cast will also be archived on the EuroZinc website.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally with its Corporate Office in Vancouver, BC, Canada.

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.